SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

Certification and Notice of Termination of Registration under Section 12(g) of the
Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under
Sections 13 and 15(d) of the Securities Exchange Act of 1934

Commission File Number 1-1463

Union Carbide Corporation
(Exact name of registrant as specified in its charter)

39 Old Ridgebury Road
Danbury, Connecticut 06817
(203) 794-2000
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Common Stock, $1.00 par value
(Title of each class of securities covered by this Form)

6.25% Notes due 2003
6.70% Notes due 2009
6.75% Notes due 2003
6.79% Debentures due 2025
7.50% Debentures due 2025
7.75% Debentures due 2096
7.875% Debentures due 2023
8.75% Debentures due 2022
(Titles of all other classes of securities for which a duty to file reports under section 13(a)
or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12h-3(b)(1)(ii) [ ]	Rule 12h-3(b)(1)(ii) [ ]
Rule 12g-4(a)(1)(ii) [ ]	Rule 12h-3(b)(2)(i) [ ]
Rule 12g-4(a)(2)(i) [ ]	Rule 12h-3(b)(2)(ii) [ ]
Rule 12g-4(a)(2)(ii) [ ]	Rule 12h-3(b)(3) [X]
Rule 12h-3(b)(1)(i) [X]	Rule 15d-6 [ ]

Approximate number of holders of record as of the certification or notice date:

Common Stock: 1

Pursuant to the requirements of the Securities Exchange Act of 1934, Union Carbide Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

DATE: March 7, 2001

UNION CARBIDE CORPORATION

/S/ THOMAS EGOLF
Name: Thomas Egolf
Title: Treasurer